EMPLOYMENT AGREEMENT

THIS EMPLOYMENT AGREEMENT (this "Agreement"), dated as of December 13, 2010 (the "Effective Date"), is entered into among MMRGlobal, Inc., a Delaware corporation ("Parent"), MyMedicalRecords, Inc., a Delaware corporation and wholly-owned subsidiary of Parent (the "Company") and Sunil K. Singhal (the "Executive").

WITNESSETH:

WHEREAS, the Company desires to employ the Executive so that it will have the benefit of his ability, experience and services, and Parent desires to employ the Executive as its Executive Vice President of Technology and Product Development and a member of the Executive Management Committee;

WHEREAS, the Executive is willing to enter into this Agreement to that end, upon the terms and conditions hereinafter set forth;

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereby covenant and agree as follows:

1. **Employment**

    Each of Parent and the Company hereby agrees to employ the Executive, and the Executive hereby agrees to be in the employ of Parent and the Company, on and subject to the terms and conditions of this Agreement.

2. **Term**

    The period of this Agreement (the "Agreement Term") shall commence on the Effective Date and shall expire on December 31, 2012 (the "Initial Term") unless extended or otherwise terminated pursuant to this Agreement (the "Employment Period"). The Agreement Term shall be extended automatically for successive additional one-year periods at the expiration of the then-current term unless written notice of non-extension is provided by Executive to the Company and Parent, or by Parent and the Company to the Executive after appropriate Board resolution, in either case at least 30 days prior to the expiration of the Initial Term or such extended term, as the case may be.

3. **Position, Authority and Responsibilities**
    a. The Executive shall serve as, and with the title, office and authority of, the Executive Vice President of Technology and Product Development of Parent and the Company. In this capacity, the Executive shall report directly to the President and Chief Executive Officer of Parent and the Company (the "CEO"). The Executive shall also hold such other ancillary titles and offices with Parent or the Company or their respective affiliates as may be reasonably requested by the CEO.
    b. Subject to the authority of the CEO, the Executive shall have the full authority of the Executive Vice President of Technology and Product Development of each of Parent and the Company, and he shall have such duties and responsibilities to Parent and the Company as are commensurate with such authority.
    c. The Executive agrees to devote a reasonable portion of his business time, efforts and skills to the performance of his duties and responsibilities under this Agreement.

4. **Compensation and Benefits**

    In consideration of the services rendered by the Executive during the Employment Period, the Company shall pay or provide (and Parent shall cause the Company to pay or provide) the Executive the compensation and benefits set forth below.

a. <u>Salary.</u> The Company shall pay the Executive a base salary during the Employment Period (the "Base Salary") at the rate of $15,000 per month payable on the normal payroll dates for the Company. The Base Salary shall be subject to an increase as determined by the Board of Directors of Parent from time to time in its sole discretion.

b. <u>Annual Bonus.</u> Each year during the Employment Period, the Executive shall earn an annual bonus (the "Annual Bonus") as determined by the Board of Directors of Parent in its sole discretion.

c. <u>Stock Options.</u> Each year during the Employment Period, the Executive shall be entitled to a grant or grants of stock options (the "Option Grants") as determined by the Board of Directors of Parent in its sole discretion.

d. <u>Employee Benefits.</u> The Executive shall be entitled to (i) health insurance pursuant to the plan made available generally to employees of Parent and the Company; (ii) Four (4) weeks vacation pursuant to the policies of the Company and Parent for each twelve (12) month period during the Employment Period; and (iii) such other benefits and perquisites that are generally made available to senior executives of Parent and the Company from time to time. Executive further agrees to be bound by the policies and procedures outlined in the Company's and Parent's Employee Manual.

e. <u>Indemnification.</u> The Executive shall be provided with any indemnification rights and indemnification insurance coverage on the same basis as are provided to other senior executives of Parent or the Company.

f. <u>Reimbursement of Expenses.</u> The Company shall reimburse all reasonable business expenses and disbursements incurred by the Executive in the performance of his duties under this Agreement in accordance with the Company's normal practices and procedures upon accounting thereafter.

g. <u>Deferred Compensation and Interest.</u> Parent and the Company acknowledge that the Executive agrees that it could be necessary to defer certain payments or benefits, and Parent and the Company do not intend that Executive relinquish, and Executive does not hereby relinquish, any rights thereto.

5. Termination of Employment

The Employment Period shall be terminated upon the happening of any of the following events, subject to the provisions of this Agreement applicable to termination of employment under certain circumstances.

a. <u>Termination without Cause.</u> Parent or the Company may terminate the Executive's employment hereunder for any reason by giving the Executive 30 days' advance written notice of such termination.

b. <u>Termination for Cause.</u> Parent or the Company may terminate the Executive's employment hereunder for Cause. For purposes of this Agreement, the Executive shall be considered to be terminated for "Cause" upon (i) willful breach of the material terms of this Agreement, (ii) demonstrated fraud in connection with performance of his duties hereunder as determined by a court of competent jurisdiction; or (iii) the final conviction for, or plea of <u>nolo contendere</u> to, a charge of commission of a felony. However, in no event shall the Executive's employment be considered to have been terminated for "Cause", unless the Executive receives a copy of a resolution, duly adopted at a meeting of the Board, identifying in reasonable detail the acts or omissions constituting "Cause", and such acts or omissions are not cured (to the extent susceptible to cure) by the Executive within 30 days of the receipt of notice of termination and a copy of such resolution.

c. <u>Resignation without Good Reason.</u> The Executive may voluntarily terminate his employment hereunder for any reason that does not constitute Good Reason (as set forth below) by giving Parent or the Company 30 days' advance written notice of such termination.

d. <u>Resignation for Good Reason.</u> The Executive may voluntarily terminate his employment hereunder for Good Reason. For purposes of this Agreement, "Good Reason" shall mean:
   i. the assignment to the Executive of any duties materially and adversely inconsistent with the Executive's position and authority as contemplated by Section 3 hereof;

ii. any change or diminution of Executive's authority or reporting relationship or bypassing of the normal chain of command, including any conduct by persons associated with the Company which are intended to, or have the effect of, materially interfering with, or limiting, the ability of the Executive to carry out his responsibilities, excluding for these purposes isolated and insubstantial actions not taken in bad faith and which are remedied by Parent or the Company promptly after receipt of notice thereof given by the Executive;

iii. any material failure by Parent or the Company to comply with the compensation and benefits provisions of Section 4 hereof;

iv. the offices of Parent or the Company shall be moved to a location that is more than 50 miles away from the current offices of Parent and the Company;

v. a Change in Control shall have occurred; or

vi. any material breach of this Agreement by the Company.

In no event shall the Executive be considered to have terminated his employment for "Good Reason" unless and until (i) Parent or the Company receives written notice from the Executive identifying in reasonable detail the acts or omissions constituting such "Good Reason" and the provision of this Agreement relied upon by the Executive for such termination, and (ii) such acts or omissions are not cured by Parent or the Company within 30 days of the Company's receipt of such notice. As used in this section (d), "Change in Control" means the occurrence of any one or more of the following: (A) any person (which may be individual, a corporation, a limited liability company, an association, a partnership, an estate, a trust or any other entity or organization) becomes the owner of 50% or more of the voting power of Parent's capital stock; or (B) a reorganization, merger, consolidation or similar transaction that will result in the transfer of ownership of more than 50% of voting power of Parent's capital stock or that will result in the issuance of new shares of Parent's capital stock with voting power equal to more than 50% of the amount of the voting power of Parent capital stock outstanding immediately prior to such issuance; or (C) liquidation or dissolution of Parent or sale of substantially all of Parent's assets.

e. <u>Death or Disability</u>. The Executive's employment hereunder shall terminate upon his death or Disability. For purposes of this Agreement, "Disability" shall mean the inability of the Executive to perform his duties hereunder on account of physical or mental illness or incapacity for a period of three consecutive months, or for a period of six months, whether or not consecutive, during any 12-month period. The Executive's employment hereunder shall be deemed terminated by reason of Disability on the last day of the applicable period, provided the Executive receives written notice from Parent or the Company, at least 30 days in advance of such termination, stating its intention to terminate the Executive's employment by reason of Disability.

f. <u>Mutual Agreement</u>. The Executive's employment hereunder may be terminated at any time by mutual written agreement between the Executive, Parent and the Company.

6. **Rights Upon Termination**

In the event the Executive's employment by Parent or the Company is terminated during the Agreement Term, the Executive shall have the rights provided below.

a. <u>Resignation for Good Reason</u>. In the event the Executive voluntarily terminates his employment hereunder for Good Reason, the Company shall pay (and Parent shall cause the Company to pay) the Executive an amount equal to the sum of:

1. Twelve months (or, in the case of a Change of Control, twenty four months) salary at the Executive's rate of pay at the time of termination, including all benefits payable monthly for twelve months (or, in the case of a Change of Control, twenty four months); and

      2.   in respect of his Annual Bonus, the then current amount due shall be multiplied by a fraction, the numerator of which is the number of days in the calendar year up to the effective date of termination and the denominator of which is 365.

In addition, the Company shall pay (and Parent shall cause the Company to pay) the Executive the accrued and vested benefit amount of options and or under the Long-Term Incentive Plan subject to and in accordance with the terms and conditions under the Long-Term Incentive Plan if any. Notwithstanding the foregoing, in the event of a material breach by the Executive of any of the restrictive covenants set forth in Section 7 hereof, the Executive shall immediately forfeit all rights to payments made or to be made pursuant to this paragraph (a).

b.   Termination without Cause. In the event the Executive is terminated by Parent or the Company other than for Cause, death or Disability, the Company shall pay (and Parent shall cause the Company to pay) the Executive an amount equal to the sum of:

      1.   Twelve months salary at the Executive's rate of pay at the time of termination payable for 12 months; and

      2.   in respect of his Annual Bonus, the then current amount due shall be multiplied by a fraction, the numerator of which is the number of days in the calendar year up to the effective date of termination and the denominator of which is 365

Notwithstanding the foregoing, in the event of a material breach by the Executive of any of the restrictive covenants set forth in Section 7 hereof, the Executive shall immediately forfeit all rights to payments made or to be made pursuant to this paragraph (b).

c.   Resignation without Good Reason: Termination for Cause; Death or Disability. In the event the Executive's employment hereunder is terminated voluntarily other than for Good Reason, by Parent or the Company for Cause, or on account of death, the Executive shall not be entitled to receive, and the Company shall have no obligation to provide, any severance payments or benefits under this Agreement, provided that, in the case of termination on account of Disability, the Company and Parent shall pay Executive for the successive 12-month period an amount equal to 40% of the amount he otherwise would have received had his employment not been terminated.

d.   Other Obligations. The benefits payable to the Executive under this Agreement are not in lieu of any benefits payable under any employee benefit plan, program or arrangement of Parent or the Company except as specifically provided herein, and upon termination of employment, the Executive will receive such benefits or payments, if any, as he may be entitled to receive pursuant to the terms of such plans, programs and arrangements. Except for the obligations of Parent or the Company provided by this Section 6, Parent and the Company shall have no other obligations to the Executive upon his termination of employment, provided, however, the amounts payable to the Executive under this Section 6 shall not be subject to mitigation, reduction or offset except in the event of a material breach by the Executive of any restrictive covenant set forth in Section 7.

e.   Release of Claims. As a condition of the Executive's entitlement to any of the termination rights provided in this Section 6, Parent and the Company may require the Executive to execute and honor a release of claims in a standard and customary form for terminations of employment, subject to such modifications as are necessary to reflect the obligations of the parties under this Agreement.

7. Restrictive Covenants

a.   Nondisclosure of Information. The Executive agrees to receive confidential and proprietary information of Parent and the Company in confidence and not to disclose such information to others except as authorized by Parent and the Company. Confidential and proprietary information shall mean information not generally known to the public that is disclosed to the Executive as a consequence of employment by Parent and the Company, whether or not pursuant to this Agreement. If the Board determines that it is necessary, the Executive will execute a separate non-disclosure agreement in a form reasonably acceptable to both Parent and the Company and the Executive. The provisions of this paragraph (a) shall survive the termination of this Agreement by either party.

b. <u>Covenant Not to Compete</u>. The Executive agrees to not, during the Employment Period and for a period of 18 months thereafter, voluntarily or involuntarily, for any reason whatsoever, directly or indirectly, individually or on behalf of parties not parties to this Agreement, or as a partner, stockholder, director, officer, principal, agent, employee, or in any other capacity or relationship engage in any business or employment, or aid or endeavor to assist in any legal entity, which is in competition with the products and/or services of Parent and the Company within the United States of America or any foreign country where Parent and the Company conduct business. Parent and the Company and the Executive acknowledge the reasonableness of this covenant not to compete and the reasonableness of the geographic area and duration of time which is part of this covenant. The provisions of this paragraph (b) shall survive the termination of this Agreement by either party.

c. <u>Noninterference</u>. The Executive agrees that, during the Employment Period and for a period of 18 months thereafter, he shall not, on his own behalf or on behalf of any other Person, solicit or in any manner influence or encourage any current or prospective customer, employee or other Person who has a business relationship with Parent and the Company or any affiliate, to terminate or limit in any way their relationship with Parent and the Company, or interfere in any way with such relationship. For purposes hereof, (i) the term "Person" is to be construed in the broadest sense and means and includes any natural person, company, limited liability company, partnership, joint venture, corporation, business trust, unincorporated organization or any governmental authority, and (ii) a Person shall be considered a "prospective" customer or employee if Parent and the Company or any affiliate has entered into discussions or otherwise made contact with the Person for the purpose of any such engagement within the six-month period prior to any solicitation by the Executive, and such fact is known or made known to the Executive prior to such solicitation.

d. <u>Enforcement</u>.

    i.   Executive acknowledges and agrees that the provisions of this Section 7 are reasonable and necessary for the successful operation of Parent and the Company. Executive further acknowledges that if he breaches any provision of this Section 7, Parent and the Company will suffer irreparable injury. It is therefore agreed that Parent and the Company shall have the right to enjoin any such breach or threatened breach, without posting any bond, if ordered by a court of competent jurisdiction. The existence of this right to injunctive and other equitable relief shall not limit any other rights or remedies that Parent and the Company may have at law or in equity including, without limitation, the right to monetary, compensatory and punitive damages. In the event of a breach by the Executive of his obligations under this Section 7, in addition to all other available remedies, the Executive shall forfeit any rights to severance compensation as provided in Section 6(a) hereof. If any provision of this Section 7 is determined by a court of competent jurisdiction to be not enforceable in the manner set forth herein, the Executive and Parent and the Company agree that it is the intention of the parties that such provision should be enforceable to the maximum extent possible under applicable law. If any provisions of this Section 7 are held to be invalid or unenforceable, such invalidation or unenforceability shall not affect the validity or enforceability of any other provision of this Section 7 (or any portion thereof).

    ii. The Executive specifically acknowledges and agrees that his rights to benefits under any Long-Term Incentive Plan are in consideration of his covenants under paragraphs (b) and (c) of this Section 7. Therefore, the Executive further acknowledges and agrees that in the event of a breach by the Executive of his obligations under such covenants, the Executive shall immediately forfeit all rights under the Long-Term Incentive Plan and shall promptly repay Parent and the Company all amounts previously received thereunder.

8. Miscellaneous

a. <u>Successors and Assigns</u>. This Agreement shall be binding upon and shall inure to the benefit of Parent and the Company, successors and permitted assignees. This Agreement shall not be assignable by Parent or the Company without the prior written consent of the Executive. This Agreement and all rights of the Executive hereunder shall inure to the benefit of and be enforceable by the Executive's personal or legal representatives, executors, administrators, successors, heirs, distributees, devisees and legatees.

b. <u>Tax Withholding</u>. All compensation payable pursuant to this Agreement shall be subject to reduction by all applicable withholding, social security and other federal, state and local taxes and deductions.

c. <u>Board Actions</u>. For purposes of this Agreement, any action or determination required or taken by the Board of Parent shall be made by the vote of a majority of its members other than the Executive.

d. <u>Entire Agreement; Cancellation of Original Agreement</u>. This Agreement supersedes any prior agreements in all respects, provided, however that nothing herein shall be construed so as to deprive Executive or the Company of any accrued rights which either may have under the Original Agreement. This Agreement sets forth the entire agreement of the Executive and Parent and the Company in respect of the subject matter contained herein and supersedes all prior agreements, promises, covenants, arrangements, communications, representations or warranties, whether oral or written, by the parties hereto in respect of the subject matter contained herein. Any amendment or modification of this Agreement shall not be binding unless in writing and signed by Parent and the Company and the Executive.

e. <u>Severability</u>. In the event that any provision of this Agreement is determined to be invalid or unenforceable, the remaining terms and conditions of this Agreement shall be unaffected and shall remain in full force and effect, and any such determination of invalidity or unenforceability shall not affect the validity or enforceability of any other provision of this Agreement.

f. <u>Notices</u>. All notices which may be necessary or proper for either Parent and the Company or the Executive to give to the other shall be in writing and shall be delivered by hand or sent by registered or certified mail, return receipt requested, or by air courier, and shall be deemed given when sent, to the respective persons at the addresses set forth in Annex A (or such other address as any party may provide to the other parties after the date hereof).

g. <u>Governing Law</u>. This Agreement shall be governed by and enforceable in accordance with the laws of the State of California, without giving effect to the principles of conflict of laws thereof.

h. <u>Counterparts</u>. This Agreement may be signed in counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument.

[SIGNATURES ON FOLLOWING PAGE]

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first set forth above.

MyMedicalRecords, Inc.

By: ______________ CEO.
Name: Robert H. Lorsch
Title: President & CEO

MMRGlobal, Inc.

By: ______________ CEO
Name: Robert H. Lorsch
Title: President & CEO

Sunil K. Singhal

Signature: ______________